Exhibit 99.2

June 21, 2013

jrowe@markeslawyers.com
kstamm@ddcorp.ca

Dominion Diamond Corporation
P.O. Box 4569
Station A
Toronto, Ontario
M5W 4T9

Confirmation of Mailing

The following were sent by prepaid mail or made available by electronic communication (in accordance with National Policy 11-201) to all registered holders of common shares, not coded as “lost”, of Dominion Diamond Corporation on June 21, 2013:

X	Notice of Meeting/Information Circular

X	Proxy

X	Annual Report

X	Request for Financial Statements

Please note that:

  We have coded registered security holders as “lost” in cases where, in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office.

  We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Yours very truly,

Vijaya Somasundharem
Associate Manager, Trust Central Services

sg\CM_DominionDiamond